EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enterprise Financial Services Corp:

We consent to the incorporation by reference in the registration statements on Form S-8 of Enterprise Financial Services Corp of our reports dated March 12, 2007, with respect to the consolidated balance sheets of Enterprise Financial Services Corp as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Enterprise Financial Services Corp.

St. Louis, Missouri
March 13, 2007

/s/ KPMG LLP